

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 7, 2010

Via U.S. Mail

Stanley Louie
Vice President, Finance Officer
Structured Products Corp.
388 Greenwich Street
New York, NY 10013

> **Re: CorTS Trust VI for IBM Debentures**
> **Amendment No. 1 to Form 10-K**
> **for the fiscal year ended December 31, 2008**
> **Filed March 25, 2010**
> **File no. 811-21967**

Dear Mr. Louie:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Amanda Ravitz
Branch Chief – Legal